

Mail Stop 3561

October 25, 2017

Bruno D.V. Marino
Chief Executive Officer
Planet Alpha Corp.
1035 Cambridge Street, Suite 1
Cambridge MA 02141

      Re: Planet Alpha Corp.
              Offering Statement on Form 1-A
              Filed October 16, 2017
              File No. 024-10754

Dear Mr. Marino:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1.   You state on the cover page that the offering is being conducted "without any minimum target," yet the escrow agreement filed as an exhibit provides for a minimum offering amount of $50,000. If there is a minimum offering amount of $50,000, please revise your disclosure throughout the offering circular to address this discrepancy and clearly and consistently convey the nature of your offering, including any arrangement to place the funds in escrow and return such funds to investors if you do not meet the minimum offering threshold.

Use of Proceeds, page 22

2.   We reviewed the revisions you made in response to comment 7 and note your disclosure that the line item captioned "Technology Transfer: Field unit 1" includes the initial and milestone payments to PEM under the license agreement discussed on page 52. Please revise your disclosure to clarify whether the second milestone payment, based on acres under management, is included as a use of proceeds, and if not, please disclose why. In this regard, it appears to us that you may have only considered the initial payment and the first of two milestone payments in allocating the use of proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 56

3.   We have reviewed your response to comment 11 and the related revisions to your disclosure. We do not believe re-characterizing the information provided as an illustration changes the substance of the disclosure, as you appear to still be providing an assessment of future performance. Given your lack of operating history, absence of finalized land agreements, lack of history making sales of carbon offset credits, inexperience determining the amount of carbon dioxide that will be sequestered per hectare per year, and undemonstrated ability to sell 100% of all carbon products generated, it does not appear there is a reasonable basis for your assessment of future performance over a 10-year period. In this regard, assumptions underlying the disclosures should be reasonably supportable. We believe the absence of a reasonable basis would preclude you from presenting an assessment of future performance in this manner in the filing.

Additionally, it is inappropriate to present a favorable projection of revenue without a corresponding measure of income and corresponding projected costs. As such, please either remove the forward looking revenue disclosures or provide detailed support for your basis for including an assessment of future performance as well as how you intend to revise the disclosures to address the foregoing concerns.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at 202-551-7689, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Stephenson, Esq.